

August 31, 2011

<u>Via E-mail</u>
Alan Brown
President
Tombstone Exploration Corporation
6529 East Freiss Dr.
Scottsdale, AZ 85254

> **Re: Tombstone Exploration Corporation**
> **Amendment No. 4 to Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed August 26, 2011**
> **File No. 0-29922**

Dear Mr. Brown:

We have reviewed your response dated August 25, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment we may have additional comments.

<u>Amendment No. 4 to Form 20-F for Fiscal Year Ended December 31, 2009</u>

<u>Consolidated Financial Statements</u>

<u>Notes to Consolidated Financial Statements, page F-6</u>

<u>Note 4. Common Shares, page F-10</u>

1. We reviewed your response to comment number three in our letter dated August 23, 2011. We understand that you measure and recognize the fair value of common shares that are issuable pursuant to the terms of consulting agreements as an expense and equity as of the date the consulting agreements are entered into although the agreements and issuance of shares may not be authorized by the board of directors until a later date. We also understand that the amounts recorded to equity represent the fair value of the share

based compensation on the date in which the shares are due pursuant to the agreements. Please tell us:

- whether the terms of the agreements provide for the issuance of non-forfeitable and fully vested common shares as of the date of the agreements or whether the agreements have specific terms providing for the issuance of shares on particular due dates;
- your basis in GAAP for using the date of the agreements as the measurement date in circumstances where the agreements/share based payment awards have not been authorized by the board of directors and/or the shares are issued at a later date. Specifically address the guidance in ASC 505-50-25-7 and 505-50-30-15;
- why your recognition of the fair value of common shares as an expense and equity on the consulting agreement date complies with ASC 505-50-25-4, 505-50-25-6, 505-50-25-7 and 505-50-25-10; and
- your basis in GAAP for recognizing common stock subscribed when the board of directors authorizes the issuance common shares, rather than recognizing the equity instruments when they are issued.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief